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                             October 17, 2023

       Richard Schlenker, Jr.
       Chief Financial Officer
       Exponent, Inc.
       149 Commonwealth Drive
       Menlo Park, CA 94025

                                                        Re: Exponent, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 30, 2022
                                                            Item 2.02 Form 8-K
dated July 27, 2023
                                                            File No. 000-18655

       Dear Richard Schlenker:

                                                        We have reviewed your
filings and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 30, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 31

   1.                                                   You state on page 46
that    [a]ny mark-up on reimbursable expenses is included in
                                                        revenues before
reimbursements.    Please tell us how you determined that excluding the
                                                        reimbursable expenses
from the denominator of your    EBITDA as a % of revenues before
                                                        reimbursements
calculation does not result in an individually tailored revenue recognition. Refer to
Question 100.04 of the Non-GAAP Financial Measures Compliance
                                                        and Disclosure
Interpretations.
       Item 2.02 Form 8-K dated July 27, 2023

       Business Outlook

   2.                                                   You provide a range of
forward-looking EBITDA as a % of revenues before
                                                        reimbursements, a
non-GAAP financial measure, for the third quarter of fiscal year 2023 and full fiscal year
2023. Please provide a reconciliation to the most directly comparable
 Richard Schlenker, Jr.
Exponent, Inc.
October 17, 2023
Page 2
         GAAP financial measure or a statement that providing such reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and
         Question 102.10(b) of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 with any questions.



FirstName LastNameRichard Schlenker, Jr.                  Sincerely,
Comapany NameExponent, Inc.
                                                          Division of
Corporation Finance
October 17, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName